September 13, 2005



Mr. Robert Telewicz, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Dear Mr. Telewicz:

This letter is a follow up to the letter sent on September 2, 2005. Please note the formula shown below was provided as example number two (2) in the September 2, 2005 letter. There was a "typo" with regards to the spread amount shown versus the spread amount used in the calculation. The correct spread should be 150 basis points or (1.50%).

Example 2:

    A $1,000 St. Agnes Missionary Baptist Church Bond with a coupon
    Yield of: 5.35% due 05/15/10:
    The current rate on a treasury security maturing in May of 2010 is 3.96%. The Nominal rate is reduced by (150) basis points. (5.35 - 1.50) = 3.85%

                 ( .0385)      =              X
                 --------              ------------
                 (. 0396)                   1,000        X = $972.22

In addition, we want to be sure the Commission understands our position with respect to the fair market value of the bond portfolio.

As of December 31, 2004, the calculated value of our bond portfolio was $10,323,126 by applying the formula shown above to each bond in the portfolio along with the appropriate spread. Our purchase price for our portfolio of bonds was $8,498,001 as of December 31, 2004. American Church Mortgage Company has determined the fair market value of the bonds to be $8,498,001 as of December 31, 2004. The fair market value was determined on the basis that there is no active secondary market for these bonds. There are no quoted market prices for these bonds. American Church Mortgage Company's history has been to purchase and sell these bonds to a related party at par our cost. A significant portion of the bonds have been purchased in the last three years.


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Securities and Exchange Commission
September 13, 2005
Page 2

Investors would be mislead by stating the bonds at the calculated value of $10,323,126 with expected recognized gains. Management's position is to record the bonds at fair market value which approximates cost. The best information available in determining the fair market value of the bonds is American Church Mortgage Company's history in buying and selling the bond portfolio. Our basic fundamental principle in valuing the bonds is to be conservative.

If the Commission has any questions or needs any additional information, please contact me at (952) 252-0909.

Sincerely,


/s/ Scott J. Marquis
Scott J. Marquis
Vice President
American Church Mortgage Company